Rydex Series Funds

Flexible Strategies Fund (formerly, the Long Short Interest Rate Strategy Fund)

805 King Farm Boulevard, Suite 600

Rockville, Maryland 20850

December 20, 2012

URGENT: PLEASE HELP TODAY

Dear Valued Shareholder,

We have adjourned the Special Meeting of Shareholders for your fund to allow more time for proxy votes to be submitted. We understand that you may have received multiple letters and/or phone calls from us urging you to cast your vote. It is critical that we secure a sufficient number of proxy votes so that we may proceed with important business of the fund.

Please help us to avoid further expenses associated with this shareholder meeting by taking just a couple of minutes to vote your shares today.

The Meeting has been adjourned to January 17, 2013. As of the date of this letter, your voting instructions have not yet been received. Remember, the Board of Trustees has carefully considered the proposals, believes the proposals to be in the best interests of shareholders, and unanimously recommends that you vote FOR the proposal.

Thank you very much for your assistance and happy New Year.

Sincerely,

/s/ Donald C. Cacciapaglia
Donald C. Cacciapaglia
President

P.S. - More information regarding this Special Joint Meeting of Shareholders and the proposals can be found in the proxy statement. If you would like another copy of the proxy statement, or have any proxy-related questions, please call 1-800-814-9324 for assistance. Representatives are available between the hours of 9:00 a.m. and 10:00 p.m. Eastern Time.

Here are three convenient methods for submitting your proxy vote.

1.	Vote by Telephone. You may cast your vote by telephone by calling the toll-free number listed on your proxy card.

2.	Vote via the Internet. You may cast your vote using the Internet by logging on to the Internet address located on the enclosed proxy card and following the instructions on the website.

3.

Vote by Mail. You may cast your vote by signing, dating and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided. If convenient for you, please utilize one of the first two options above to ensure that your response is received in time for the Special Meeting on January 17th.

Rydex Series Funds

Flexible Strategies Fund (formerly, the Long Short Interest Rate Strategy Fund)

805 King Farm Boulevard, Suite 600

Rockville, Maryland 20850

December 20, 2012

URGENT: PLEASE HELP TODAY

Dear Valued Shareholder,

We have adjourned the Special Meeting of Shareholders for your fund to allow more time for proxy votes to be submitted. We understand that you may have received multiple letters and/or phone calls from us urging you to cast your vote. It is critical that we secure a sufficient number of proxy votes so that we may proceed with important business of the fund.

Please help us to avoid further expenses associated with this shareholder meeting by taking just a couple of minutes to vote your shares today.

The Meeting has been adjourned to January 17, 2013. As of the date of this letter, your voting instructions have not yet been received. Remember, the Board of Trustees has carefully considered the proposals, believes the proposals to be in the best interests of shareholders, and unanimously recommends that you vote FOR the proposal.

Thank you very much for your assistance and happy New Year.

Sincerely,

/s/ Donald C. Cacciapaglia
Donald C. Cacciapaglia
President

P.S. - More information regarding this Special Joint Meeting of Shareholders and the proposals can be found in the proxy statement. If you would like another copy of the proxy statement, have any proxy-related questions, or would like to vote your proxy by phone, please call 1-800-814-9324 for assistance. Representatives are available between the hours of 9:00 a.m. and 10:00 p.m. Eastern Time.

Here are three convenient methods for submitting your proxy vote.

1.	Vote by Telephone. You may cast your vote by telephone by calling the toll-free number listed on your proxy card.

2.	Vote via the Internet. You may cast your vote using the Internet by logging onto the Internet address located on the enclosed proxy card and following the instructions on the website.

3.

Vote by Mail. You may cast your vote by signing, dating and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided. If convenient for you, please utilize one of the first two options above to ensure that your response is received in time for the Special Meeting on January 17th.